U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File No. 1-13056

For the period ending May 7, 2002

Cambior Inc.

1111 St. Charles Street West
East Tower, Suite 750
Longueuil, Quebec
Canada
J4K 5G4

Attn: Marc Dagenais
Corporate Secretary
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F _X_ Form 40-F _

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes __ No _X_

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.]

LIST OF DOCUMENTS

1° Press release issued by Cambior Inc. on April 30, 2002 announcing a unit offering of up to CDN $60 million;

2° Press release issued by Cambior Inc. on May 1st, 2002 announcing an alliance between Cambior and Codelco in Peru;

3° Press release issued by Cambior Inc. on May 2, 2002 announcing the reception of a receipt for a preliminary short form prospectus;

4° Press release issued by Cambior Inc. on May 3, 2002 announcing the exercise of options by underwriters;

5° Material Change Report dated May 6, 2002 regarding a public offering; and

6° Press release issued by Cambior Inc. on May 7, 2002 announcing the first quarter financial results.

CAMBIOR

COMMUNIQUÉ • COMMUNIQUÉ • COMMUNIQUÉ

PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, April 30, 2002

CAMBIOR ANNOUNCES A UNIT OFFERING OF UP TO CDN $60 MILLION

Cambior Inc. is pleased to announce that it has entered into an agreement with a syndicate of underwriters led by Sprott Securities Inc. and National Bank Financial Inc. and including Scotia Capital Inc. and Dundee Securities Corporation, pursuant to which the underwriters have agreed to purchase 18,181,819 units ("Units") on a bought deal basis, at a price of Cdn $2.20 per Unit for gross proceeds to Cambior of Cdn $40 million. The underwriters have the option to purchase an additional 9,090,909 Units at Cdn $2.20 each at any time until two business days prior to the closing date for additional gross proceeds of Cdn $20 million. Each Unit will consist of one common share and one-half of one common share purchase warrant. Each whole warrant will be exercisable at a price of Cdn $3.00 for a period of 18 months from the closing date. The offering is scheduled to close on or about May 24, 2002 and is subject to certain conditions including, but not limited to, satisfactory due diligence and the receipt of all necessary approvals including the approval of The Toronto Stock Exchange.

USE OF PROCEEDS

A minimum of 50% of the gross proceeds of the Unit Offering shall be used by the Company to repay outstanding indebtedness of the Company under its Seconded Amended and Restated Credit Facility Agreement (the "Credit Facility") dated as of December 14, 2000, as amended with a syndicate of lenders. The balance of the net proceeds will be added to the working capital of the Company for general corporate purposes.

Furthermore, Cambior shall use its reasonable best efforts to renegotiate its hedge requirements under the Credit Facility and under its prepaid gold forward agreement in order to permit the Company to reduce the amount of its hedged gold production to be not more than 35% of its projected Loan Life production.

Louis P. Gignac, President and Chief Executive Officer, stated "we are pleased with the confidence expressed by the underwriters in Cambior's future prospects. This offering is part of our strategy to strengthen our financial position, increase our exposure to the gold price and rebuild shareholder value."

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSE) and American (AMEX) stock exchanges under the symbol "CBJ".

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

- 30 -

For additional information, please contact:

CAMBIOR INC.
Investor Relations, Robert LaVallière, Manager
Tel.: (450) 677-0040, Fax: (450) 677-3382 E-mail: info@cambior.com
Website: www.cambior.com

CAMBIOR COMMUNIQUÉ • COMMUNIQUÉ • COMMUNIQUÉ

JOINT PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, May 1, 2002
All amounts are expressed in US dollars

CAMBIOR-CODELCO ALLIANCE IN PERU

Cambior Inc. is pleased to announce the signing of a letter of intent establishing the terms and conditions for the creation of an alliance to carry out exploration and development works in three areas of Northern Peru.

Exploration Agreement

Under this agreement, Codelco may earn a 50% interest in mineral property interests held by Cambior and covering 22,000 hectares located in the La Granja area of the Cajamarca department by spending $1.5 million and completing 3,000 metres of drilling over a three-year period. The agreement also covers other property interests held by Cambior and covering 8,640 hectares located in the Huamachuco region of the La Libertad department by meeting the same conditions as those set out in respect of the La Granja area transaction mentioned above. Finally, Cambior and Codelco will also participate in a gold and base metal generative exploration joint venture in a third region of Northern Peru. Codelco will fund the first $400,000 of exploration, and additional expenses will thereafter be funded by both parties.

Codelco agreed to a firm commitment to spend at least $1.0 million in the first 18 months on the La Granja and Huamachuco property interests and agreed to pay Cambior a sum of $1,050,000 in three cash instalments: $50,000 at the signing of the definitive agreements, $100,000 18 months after such signing, and $900,000 on the third anniversary of such signing. The proceeds from these payments will be used by Cambior to fund exploration in Peru.

This alliance will allow Cambior to aggressively pursue its exploration programs on the land holdings it acquired over the last seven years in Peru and Codelco to initiate its exploration activities in Peru.

Development Agreement

Thirty days after the deposit of a pre-feasibility study concerning one or more of the deposits in particular, Cambior or Codelco can acquire an additional 10% interest by financing a feasibility study. The attribution of this option to Cambior or Codelco is made according to the metal prevalent in the deposit in question (gold and silver in the case of Cambior and copper and other associated base metals in the case of Coldeco). In the thirty days following the deposit of a feasibility study and the decision to begin production, the partner holding the 40% interest will have the option to contribute its share of the

82-34652

AR/S
12-31-01

DēLonghi

Consolidated Financial Statements as at 31st December, 2001

02 APR 30 AM 11:05

De'Longhi S.p.A. – Corporate headquartes: Via L. Seitz, 47 – 31100 Treviso – Italy
Share capital: Eur 448.500.000,00

Report of the Board of Directors

2001 was an extraordinary year for De' Longhi.
The Group's internal growth, acquisition of Kenwood and listing in the Stock Exchange enabled it to radically strengthen its competitive standing and step forward into a leading role within the world market.

Group Profile

De' Longhi can boast a position of *leadership* in market segments that share a concept of comfort and well-being and embrace products ranging from heating, air-conditioning and air treatment systems to cooking and food preparation and home cleaning and ironing systems.

The acquisition of Kenwood, an international specialist in the sector of appliances for food preparation, likewise active in the sector of cleaning and ironing systems through its subsidiary Ariete, served not only to complete the range of products offered but also further accentuated the Group's international vocation. Exports account for over 73% of sales revenues and the stability and effectiveness of operations abroad is mainly left up to completely controlled commercial organisations that are fully in tune with the values and competence characterising the Group's culture.

The two strong international brands (De' Longhi and Kenwood), which fall within the medium to high price range, are backed by various European or local brands (Simac, Vetrella, Supercalor, Ariagel, Radel, Elba, Superclima Climaveneta and Ariete), each bearing its own distinctive connotation in terms of image and market positioning.

The Group acts as a multi-specialist, thanks to its capacity to offer the market products with innovative technological features and a high-quality *design* and, in some cases, to anticipate and stimulate the latent needs of consumers, always with the support of vigorous communication initiatives.

De' Longhi relies on a broad industrial capacity and solid manufacturing *know-how*. It has 13 factories (including one located in China, among the three recently acquired together with the Kenwood Group), where, in particular, the initial processes take place, such as sheet metal forming and plastic injection moulding, critical in order to develop and realise products with distinctive quality, technology and design at a fast rate.
However, the Group increasingly relies on outsourcing in order to increase flexibility and the range of available alternatives.

A great deal of attention is focused on innovation, seen as the determinant factor for the success of its products; this is manifested through an R&D staff of over 230 people.

Thanks to the resources and skills available to it, De' Longhi has succeeded in achieving strong growth, both internally and through takeovers.

We intend to continue cultivating and reinforcing these values to ensure that shareholders will receive adequate returns on their investment.

Significant events

In the early months of 2001, De' Longhi S.p.A., through one of its subsidiary companies, acquired a 100% stake of Kenwood Appliances Plc. following a public purchase offer; this English company heads a group that operates in the sector of appliances for food preparation, household cleaning and ironing. The takeover bid was announced on 16 February 2001 and completed on 24 May 2001, the date marking the closure of the procedure for the purchase of shares not included in the public offer.

The purchase price of the entire stake, including accessory expenses, amounted to 76.4 million Euros.

The acquisition of Kenwood has enabled the Group to improve its strategic positioning in the segment of appliances for cooking/food preparation, where it now stands as *leader* in Europe.

The quality of the brand acquired, the strong complementarity between products and distribution, the considerable synergies from a purchasing standpoint and the possibility of having a factory in China, only partly used, have enabled us to implement a plan of action that has already yielded some important results.

Less than a year after the aforesaid takeover, the balance is largely positive; revenues from sales are up 13.2% compared to the previous year, the synergies forecast at the time of the takeover have been achieved, though only partly reflected in the results reported in the 2001 income statement.

Our efforts have also enabled us to discover further synergies, consisting in particular of better purchasing conditions that will benefit future operations.

The Group's organisational model was revised in order to ensure an orientation toward safeguarding and enhancing the distinctive qualities of the *Brands* on the one hand, while maximising the potential synergies within the Group at the same time. To this end, the necessary steps were taken to upgrade the Chinese factory to adequate levels of efficiency and an organisational unit has been set up in China for the purpose of providing all Group *Brands* with the best conditions for managing the purchase of finished products.

At the same time, in countries where pre-existing branch divisions were merged (France and Germany), the respective sales forces remained unchanged.

In the month of July, after months of intense preparation, the Italian Stock Exchange admitted the ordinary shares of De' Longhi S.p.A. to a listing on the stock market. Trading started on 24 July 2001. The operation consisted in a public offering of 37,500,000 ordinary shares in De' Longhi S.p.A. at the value of 3.4 Euros each; 11,055,000 shares were made available to the public at large in Italy and 26,445,000 shares were privately placed with professional investors in Italy and institutional investors abroad, for a total counter-value of 127.5 million Euros. As of the public offering, the share capital of De' Longhi consists of 149,500,000 shares worth a total of 448.5 million Euros.

The listing took place at an especially difficult time for the stock market; in the first months of trading share prices showed a downward trend, which was however in line with general market trends. But over time the market has gradually rewarded the quality of the work achieved by the Group and the credibility of its plans.

The initial share trading price was exceeded in the month of December and the growth trend has continued in a positive fashion, with values and liquidity constantly on the rise up to the present date.

The trading price has increased by 31.5% up to today, considering a closing price of 4.47 Euros as at 25/03/2002.

Evolution of the Group

After compacting the industrial activities connected to the De' Longhi family, taken over by De' Longhi S.p.A in December 2000, and acquiring Kenwood, the Group has succeeded in consolidating a range of activities which, given their complementary nature, the resulting internal synergies and the prospects offered by the markets they are concentrated in, represent a basis for further, sustained growth.

2001 was the first year of consolidated operations for the companies acquired at the end of December 2000, which are specialised in the sectors of "*free standing*" cookers, heating units and large climate control and heating/cooling machines. These companies had a turnover of 220.5 million Euros in 2001, an improvement compared to 2000.

By virtue of said acquisitions, the area of consolidation has undergone significant change in the last two years; in the 2000 financial statements, the companies acquired on 28 December 2000 were consolidated with the integral method only insofar as their assets and liabilities were concerned; The 2001 consolidated financial statements include the aforesaid acquisitions and the Kenwood Group, which were integrally consolidated (Kenwood operating results were considered only for 10 months since De' Longhi acquired control at the end of February 2001).

To allow a fair comparison of balance-sheet and profit and loss data, based on a consistent area of consolidation, a pro forma reclassified balance sheet and income statement have been prepared for the year 2000; the pro forma statements are shown below.

Principal results

In 2001, the De' Longhi Group earned revenues of 1,197.9 million Euros. Revenues grew by 552.3 Euros compared to 2000, equivalent to an increase of 85.6%. Considering pro forma data calculated on the basis of a comparable area of consolidation, the growth in revenues amounts to 127.7 million Euros, +11.9% compared to the previous year.

EBITDA (earnings before interests, taxes, depreciation and amortisation) rose from 93.2 million Euros to 164.1 million Euros. If we consider a comparable area of consolidation, EBITDA in 2000 amounted to 142.4 million Euros (with a ratio to sales rising from 13.3% to 13.7%) and the increase to 21.8 million Euros (+15.3% compared to 2000).

EBIT increased from 62.1 million Euros in 2000 to 94.4 Euros in 2001, up 51.9%; If we consider a comparable area of consolidation, the ratio to sales rises from 6.6% to 7.9%, with an increase of 23.4 million Euros (+33%).
EBIT includes depreciation and amortisation of 69.7 million Euros (versus 71.4 million Euros in the pro forma data for 2000), including amortisation of the consolidation difference (17.9 million Euros) and of other intangible assets (13.4 million Euros).

Net profits increased by 82.2%, from 14.4 million Euros in 2000 to 26.3 million Euros; considering a comparable area of consolidation, the increase amounts to 17.1 million Euros (+185.7%).

Market scenario

In 2001 world GDP grew at a much slower rate than in 2000 - approximately +1.6% - despite the significant contribution of Far East countries, especially China and the Indian subcontinent.

In 2001 the economy within the EURO zone slowed down considerably; the manufacturing sector was penalised by the repercussions of the worldwide decline in demand; Internal demand within the EURO zone suffered a further setback due to the effects of inflation, which exceeded forecasts, as well as the consequences arising in the aftermath of September 11th.
The sharpest downturn occurred in Germany, where average yearly growth of the GDP stood at 0.6%, versus 3% in 2000. Italy and France reported growth rates of only 1.8% and 2.1% respectively.

The slowdown in growth and falling crude oil prices contributed to bring average inflation within the Euro zone down to 3%. Consequently, at the end of the year the monetary authorities lowered interest rates from 4.75%, where they stood in April 2001, to 3.25%.
The British economy likewise saw a downturn in GDP (which grew only 1.1%) and domestic consumption, after enjoying an uptrend in growth which had culminated in 2000.

The slowdown in the expansion of the North American economy was accentuated as a result of the terrorist attacks of September 2001 (GDP grew at a rate of 0.9%). This period was also characterised by a sharp fall in domestic demand and an increase in inflation.

The Japanese economy remains caught in a recession, with decreases both in GDP (0.9%) and consumption (0.4%).

The unpropitious scenario described above had only a partial impact on the market segments we are interested in.

As regards the market for small appliances for cooking and food preparation, we witnessed a variety of phenomena, which need to be interpreted segment by segment. In Italy, there was a general growth of about 3%, the sector being buoyed by personal care products and several cooking segments. On a European level, the UK market showed considerable growth - fairly generalised - whereas the data for other countries are difficult to interpret due to the anomalous situation created with the winding up of the Moulinex Group. The disappearance of this player, whose shares of the market were only partly taken over by the buyer, SEB, caused a contraction in the market in general in the latter part of the year, though this was accompanied by an increase in the market shares of other *brands*.

As far as the North American market is concerned, though overall growth was modest, the uptrend in *high end* products continued, and a good part of our range falls into this category.

Based on the data in our possession, we can affirm that the major markets for portable heating appliances enjoyed generalised growth while heating fixtures suffered a definite contraction.
Within the air treatment sector, the market for portable products - more greatly influenced by seasonal factors - underwent a decline due to a particularly cold summer in the northern hemisphere.

Business segments

All the segments the Group operates in showed a positive trend.
The table below illustrates the trend in consolidated sales revenues for each segment in the years 2000 (pro forma data) and 2001.

DE' LONGHI GROUP	2001 consolidated	2000 consolidated pro forma	Change 01-00	Change % 01-00
	(mill. Euros)	(mill. Euros)	(mill. Euros)	%
Heating	246.2	212.2	34.0	16%
Air conditioning and air treatment	256.5	243.8	12.7	5.2%
Cooking and food preparation	503.2	450.9	52.3	11.6%
Home cleaning and ironing	144.5	119.2	25.3	21.2%
Others	47.5	44.1	3.4	7.7%
Total	1,197.9	1,070.2	127.7	11.9%

Heaters

Sales in the heating segment reached 246.2 million Euros in 2001, with an increase of 34 million Euros (+16%) compared to 2000.
Growth was especially strong in the fourth quarter (+16.6% compared to the same period in 2000), especially in the sector of oil heating products.
Our strong focus on product innovation, as shown through the expansion of the new "ECC" range of portable heaters, and the launching of a new "*baseboard*" convector, helped sustain growth in this business segment, particularly in the North American, English and Japanese markets.

On the other hand, sales in heating fixtures grew at a slower rate due to a general market downturn, above all in France, Germany and Poland.
The outlook for the current year is encouraging, however, since we have defined a commercial agreement with a major French group and reinforced our trade relations in Germany; moreover, there is a rise in the European demand for decorative and bathroom radiators, products the Group is orienting its efforts toward.

Air conditioning and air treatment systems

Sales in the air conditioning and air treatment segment reached 256.5 million Euros, up 5.2% compared to the previous year.

With regard to portable air conditioners - a sector in which De' Longhi is world leader - the unfavourable summer weather conditions negatively impacted sales in 2001 as compared to 2000, especially in Italy.

In 2001 the Group reported moderate growth in the sector of fixed air-conditioning systems, where it enjoys a prominent position within the Italian market. During the financial period the market was influenced by strong competitive pressure, which the Group had to confront also by using prices as a lever.

In the segment of medium- and large-sized cooling machines and systems, the Group - Italian leader in this sector - reported significant growth in (+16.6%), notwithstanding a decrease in orders, which could be observed above all in the information technology sector, a sector centred on machines with advanced technological features and adversely affected by the crisis of the *net economy*.

As regards air treatment (dehumidifiers, humidifiers and air cleaning systems) the Group strengthened its market position, thanks also to product innovation and an improved commercial penetration.

Cooking and food preparation products

In order to maintain and reinforce its *leadership* positions in Italy and throughout the world, in 2001 the Group continued its program of product renewal, above all as regards countertop ovens, deep fryers and coffee machines, and ventured into new product sectors, including that of bread-making machines.

Overall sales in the cooking and food preparation segment amounted to 503.2 Euros, increasing by 11.6% compared to the previous year.

Home cleaning products and ironing systems

The renewal of the Group's product strategy, which is aimed at expanding the range of steam and multifunctional appliances as well as upgrading traditional products in terms of power and efficiency, resulted in a 144.5 million Euro increase in net earnings, equivalent to a 21.2% increase compared to 2000.

Allocation of growth by geographical area

The Group's international vocation is documented by the table below, which shows sales trends in different geographical areas (considering a comparable perimeter of consolidation).

Income by geographical area:

	2001 consolidated	2000 consolidated pro forma	Change 01-00	Change % 01-00
	mill. Euros	mill. Euros	mill. Euros	
Italy	322.1	307.4	14.7	4.8%
United States and Canada	150.5	108.6	41.9	38.6%
Japan	62.3	54.2	8.1	14.9%
Great Britain	178.4	159.0	19.4	12.2%
Others in Europe	319.6	294.2	25.4	8.6%
Rest of the World	165.0	146.8	18.2	12.5%
Total	**1,197.9**	**1,070.2**	**127.7**	**11.9%**

In Great Britain, the United States, Canada, Japan, France and Benelux - all countries where the Group operates through its own branch divisions - significant increases in turnover were achieved (ranging from 14% to 38%); among the countries where the Group has a branch, only in Germany was growth less than 10%. The growth trend may be generally ascribed to the success of our products, the increasing fame of our brand and the good job done by our international organisations.
In the Italian market, growth was strongly penalised by an unfavourable summer season, which particularly affected sales of portable air conditioners and - to a lesser degree - of fixed air-conditioning systems.

Company performance

Below is a reclassification of income statement data which also considers a comparable area of consolidation for the year 2000 (pro forma data).

	2001	% of sales	2000	% of sales	2000 pro forma	% of sales
	mill. Euros	%	mill. Euros	%	mill. Euros	%
Net revenues	1,197.9	100.0%	645.6	100.0%	1,070.2	100.0%
Increases 2001/2000 – 2001/2000 pro forma			*552.3*	*85.6%*	*127.7*	*11.9%*
Materials consumables and goods	(596.4)	(49.8%)	(286.8)	(44.4%)	(530.0)	(49.5%)
Services	(269.3)	(22.5%)	(167.6)	(26.0%)	(238.4)	(22.3%)
Added value	**332.2**	**27.7%**	**191.2**	**29.6%**	**301.8**	**28.2%**
Labour cost	(157.2)	(13.1%)	(89.7)	(13.9%)	(150.2)	(14.0%)
Provisions	(10.9)	(0.9%)	(8.3)	(1.3%)	(9.2)	(0.9%)
EBITDA	**164.1**	**13.7%**	**93.2**	**14.4%**	**142.4**	**13.3%**
Increases 2001/2000 – 2001/2000 pro forma			*70.9*	*76.1%*	*21.8*	*15.3%*
Amortisation and depreciation	(69.7)	(5.8%)	(31.1)	(4.8%)	(71.4)	(6.7%)
EBIT	**94.4**	**7.9%**	**62.1**	**9.6%**	**71.0**	**6.6%**
Increases 2001/2000 – 2001/2000 pro forma			*32.2*	*51.9%*	*23.4*	*33.0%*
Financial incomes (expenses)	(39.9)	(3.3%)	(20.3)	(3.1%)	(35.6)	(3.3%)
Other financial incomes (expenses)	(4.9)	(0.4%)	(5.9)	(0.9%)	2.0	0.2%
Earnings before taxes	**49.6**	**4.1%**	**35.9**	**5.6%**	**37.4**	**3.5%**
Income taxes	(23.1)	(1.9%)	(21.4)	(3.3%)	(28.1)	(2.6%)
Minorities	(0.2)	(0.0%)	(0.1)	(0.0%)	(0.1)	(0.0%)
Net income	**26.3**	**2.2%**	**14.4**	**2.2%**	**9.2**	**0.9%**
Increases 2001/2000– 2001/2000 pro forma			*11.9*	*82.2%*	*17.1*	*185.7%*

Net earnings rose 85.6% between 2000 and 2001; considering a comparable area of consolidation, the increase amounted to 11.9% and is almost entirely ascribable to the growth in volumes.

EBITDA amounted to 164.1 million Euros; this item increased by 70.9 million Euros compared to the year 2000 (+76.1%); considering a comparable area of consolidation, the increase amounts to 21.8 million Euros (+15.3%), with the ratio to sales rising from 13.3% to 13.7%.
It is worth noting that this improvement was achieved despite the negative impact of a sales mix that was less favourable than in the previous year, given the lower incidence of sales in portable air conditioners, which yield higher-than-average margins. Exchange rate trends saw currencies falling against the Euro, in particular the Yen and Pound Sterling, and were only partly offset by a rising US Dollar; hence they represent a further negative factor affecting profitability.

On the other hand, the numerous actions undertaken to improve efficiency, the greater exploitation of the Chinese factory and broader reliance on outsourcing and on the purchase of finished products led to a strong reduction in the incidence of labour costs on revenues, which went from 14.0% to 13.1% in 2001.

EBIT amounted to 94.4 million Euros; this item increased by 32.2 million Euros compared to 2000 (+51.9%); considering a comparable area of consolidation, the increase amounts to 23.4 million Euros (+33%), with the ratio to sales rising from 6.6% to 7.9%.

Depreciation and amortisation are shown as 69.7 million Euros and include amortisation of consolidation differences (17.9 million Euros) and other intangible assets (13.4 million Euros); this item confirms the high extent to which the Group relies on self-financing.

The profit for the year amounted to 26.3 million Euros - a strong increase compared to the results of the previous year (14.4 million Euros and 9.2 million Euros considering a comparable area of consolidation). This result was achieved thanks both to better performance and a lower incidence of taxes.

Again considering a comparable area of consolidation, the ratio of financial expenses to sales was in line with the year 2000 (pro forma data). It should be further pointed out that despite the excellent results that were achieved in the second half of the year as regards the management of Net Operating Capital and the considerable improvement in the net financial standing, the *timing* of the extraordinary operations, i.e. acquisitions and capital increases, resulted in an average indebtedness exceeding that of the previous year.

Analysis of balance-sheet and financial data

Below we provide a summary of balance-sheet/financial data, noting that the data as at 31 December 2000 reflect the consolidation of the companies acquired at the end of December 2000, whereas the data as at 31 December 2001 also include Kenwood, acquired in 2001.
Consequently we also show pro forma figures for 2000, which take Kenwood into account.

	2001 A	**2000 B**	**2000 pro forma with Kenwood C**	**Change 2001-2000 A-B**	**Change 2001-2000 pro forma A-C**
	mill. Euros	mill. Euros	mill. Euros	mill. Euros	mill. Euros
Trade receivables	412.5	318.0	391.7	94.5	20.8
Inventories	234.8	191.4	240.5	43.4	(5.7)
Trade payables	(249.7)	(184.8)	(222.3)	(64.9)	(27.4)
Others	(9.1)	(8.9)	(7.4)	(0.2)	(1.7)
Net working capital	**388.5**	**315.7**	**402.5**	**72.8**	**(14.0)**
Non current assets					
Intangible assets	435.2	386.6	441.6	48.6	(6.4)
Tangible assets	193.7	177.7	198.1	16.0	(4.4)
Financial assets	9.6	9.1	9.1	0.5	0.5
Long-term liabilities	(54.8)	(30.7)	(51.5)	(24.1)	(3.3)
Total capital employed	**972.2**	**858.4**	**999.8**	**113.8**	**(27.6)**
Minority interests	(0.2)	(0.3)	(0.3)	0.1	0.1
Group shareholder's equity	(524.9)	(242.1)	(374.7)	(282.8)	(150.2)
Total non-fincial sources	**(525.1)**	**(242.4)**	**(375.0)**	**(282.7)**	**(150.1)**
Net financial position	**(447.1)**	**(616.0)**	**(624.8)**	**169.1**	**177.7**

The ratio of operating capital to sales fell in 2001 from 37.6% to 32.4% as a result of various measures undertaken during the year in order to control operating capital.

Net operating capital was reduced by 14 million Euros, considering a comparable area of consolidation, though sales rose by nearly 12%. The most significant factor underlying this reduction was an improved stock turnover, which was obtained above all thanks to a more incisive, careful control of planning and the installation of SAP in another two branch divisions abroad.

During the year investments of 14.7 million Euros were made to cover Stock Exchange listing costs, which have been capitalized. Additional investments in intangible assets totalled 4.8 million Euros while the carrying amount of investments in tangible assets was 35.9 million Euros; the latter mainly regarded moulds and equipment for the manufacture of new products.

The net financial standing went from 616 million Euros to 447 million Euros, with an improvement of 169 million Euros; 51.6 million is ascribable to the Group's core operations, while the rest mainly derives from the following extraordinary operations:

- Change in the area of consolidation following the takeover of the Kenwood group, which accounts for a total of 138.9 million Euros; the aforesaid amount reflects the expenses tied to the acquisition and the relative indebtedness.
- Share capital increase of 129.4 million Euros approved by the Shareholders during the general meeting taking place on 18 April 2001 and share capital increase of 127.5 million Euros deriving from the Public offering.

The cash flow can be summarised as follows:

	2001	2000
Self-financing	103.6	47.9
Changes in net working capital	(5.9)	(22.4)
Fin. flow provided by investing activities	(46.1)	(10.7)
Operating cash flow	**51.6**	**14.8**
Fin. flow provided by movements in net equity	256.9	-
Change in translation reserve	(0.6)	(0.3)
Change in the area of consolidation	(138.9)	(365.5)
Change in net financial standing	**169.0**	**(351.0)**

The ratio between net financial indebtedness and shareholders' equity (GEARING) dropped from 1.7 in 2000 (pro forma data) to 0.9 in 2001.
Even though the denominator of the 2000 pro forma ratio takes into account all the capital increases made in 2001, the Group's capital *gearing* shows a strong improvement (from 1.2 in 2000 to 0.9 in 2001).

Below we show some financial highlights:

	2001	**2000 pro forma**
Cash flow	103.6	75.1
ROI (EBIT/Capital invested)	9.7%	7.1%
ROE (net profit/net equity)	5.0%	2.5%
EBIT/Financial income (expenses)	2.4	2.0
NWC/Net revenues	32.4%	37.6%
Gearing (Net fin. position/Net equity)	0.9	1.7

Human resources: organisation and systems

As at 31 December, De'Longhi Group employed 5,195 people (versus 3,860 in 2000), who may be classified as follows:

	31/12/2001	31/12/2000
Workers	3,454	2,747
Office staff	1,650	1,057
Managers	91	56
Total	**5,195**	**3,860**

Of the total shown above, 3,618 are employed in Italian companies belonging to the Group, whereas the remaining 1,577 work abroad.

Considering a comparable area of consolidation, the workforce remained practically unchanged (5,189 employees as at 31.12.2000).

Based on a comparison with the pro forma data for 2000, the cost of labour rose 4.7%, arriving at 157.2 million Euros. The increase is mainly ascribable to pay raises granted during the year, either by contract or as a reward for performance. As regards the average number of people employed by the Group in 2001 (5,350 in 2001 versus 5,451 in 2000), it is worth pointing out the significant reduction ascribable to the restructuring of the Kenwood Group, completed in 2001, and the closing of the Simac Vetrella factory in Dolo (VE) and the Ariagel factory in Candiolo (TO).

During the year, also to further their professional development, several company managers ventured out onto the international stage; this meets the Group's need to directly monitor several critical activities and to transfer skills and *best practices* all across the organisation, while offering the managers involved an opportunity to enjoy a challenging experience in sociocultural contexts unlike those they are accustomed to.

In 2001, as in the past, the different Group companies planned and implemented countless job training, refresher and management training courses aimed at their own personnel. Over 800 employees from the technical-industrial, commercial, administrative and service divisions, both in Italy and abroad, took part in the courses, which were carried out both internally and with the support of external job-training agencies.

As regards the distribution/sales organisation, in 2001 the Group continued in its efforts to optimise/reinforce internal and external channels and markets through which it operates. This led, among other things, to the year-end merger of the commercial enterprises of De' Longhi and Kenwood in France and Germany. Furthermore, the Group continued its reorganisation of logistic processes and flows as well as commercial planning and order management processes, which has already yielded some substantial results, its objective being to achieve a further reduction in operating capital.

Industrial restructuring

In 2001 the Group launched a restructuring of its productive basis with the planned closure of the Ariagel S.p.A. factory and transfer of production to De' Longhi's own factories, the centralisation of Simac Vetrella manufacturing activities in the factory in Gorgo al Monticano, following the planned closure of the Dolo factory, and preparations for the transfer of several De' Longhi manufacturing processes - fan heaters and coffee machines (low-end) - to the Tricom factory in China. In order to better focus the resources invested in improving costs and quality, during the year the Group set up two technical - productive poles (mechanical and plastic) and a centralised planning division as well as reinforcing responsibilities for controlling industrial costs.

Again with reference to the Group's technical-industrial basis, in the year 2001 it strengthened its organisations dedicated to design, research and development of new products.

Reorganisation in Hong Kong and China

In the second part of the year, the Group launched a project to reorganise and boost existing operations in China (which provide jobs for over 700 employees), with the aim of shifting their focus to the production / purchase of finished products and components at the service of Group Companies. In addition, in the Kenwood Hong Kong division, a finished product purchase department was set up, which is dedicated to the various Group *brands* and provides marketing support in connection with the purchase of finished products from Far East manufacturers.

Quality

During the year, the Group continued its quality control restructuring project, which aimed to extend the quality standards of De' Longhi to all the major Group companies. The Group expects to obtain ISO 9001 Certification for the fixed air-conditioner manufacturing division of De' Longhi S.p.A. before the end of 2002. Furthermore, a project got under way to revamp the internal organisation and production processes of the Tricom factory (in China) in order to achieve levels of efficiency and product quality enabling it to compete with other Group production centres.

Logistics

In 2001, work also began to expand the finished products warehouse in Mignagola; said expansion fits within the framework of a project to move Kenwood's central European warehouse from Holland to Treviso, Italy.
Direct deliveries increased in 2001, especially in France, Great Britain and Germany.

Distribution

In 2001, our affiliate Parex took over distribution of Kenwood products in New Zealand, previously entrusted to a distributor.
In South Africa the pre-existing branch division of Kenwood was assigned to distribute De' Longhi products, previously sold through a distributor. Ariete opened a branch division in Spain.

Information systems

The Group's information systems are essentially based on SAP management software, which permits an integrated management of all the main aspects tied to production and trade activities, including logistics, supplies, stock, orders, sales and the handling of raw materials, semi-finished goods and finished products.
The projects undertaken fit into the strategy of:

- extending a "single integrated" system to all Group companies in order to ensure more reliable, prompter information and more efficient management of intercompany relations as well as better control over the companies' activities;
- computerising an increasing number of processes to improve the efficiency of internal organisational structures, exploiting the potentialities offered by the software used;
- improving the management of relations with third parties (customers and suppliers) by exploiting the new technologies that rely on use of the Internet.

In the year 2001, several important projects were carried out, including the extension of the SAP system to the branch divisions in Germany and France, which were moreover integrated with the former divisions of the Kenwood Group, the implementation and development of software for managing the consolidation of statutory and performance data, the development of new and more efficient procedures for commercial planning management extended to sales divisions and the planning of procedures with visibility on a European scale, the introduction of Internet management of orders from service centres and De' Longhi control over direct purchases.

Risk coverage

The Group has broad insurance coverage to protect its main assets (tangible assets and receivables) and protect Group companies from the possible liabilities connected with sold products.

Research & development

The Group's research and development sector, in which hefty investments are constantly being made, can rely on 10 laboratories and 13 technical departments located inside or in proximity to the production facilities. The Group has a research and development staff made up of over 230 people. These considerable investments have enabled the Group to gain competitive advantages and consolidate them over time.

The activities conducted have also allowed it to take advantage of the benefits granted under Law 46/82 and subsequent modifications for investments in applied research and technological innovation. Said benefits consist in long-term loans at special low interest rates and lump sum grants.

In the segment of wall-mounted air conditioners interesting solutions were devised - based on the use of the Internet - in order to upgrade and increase existing functions with the possibility of tele-management and remote control features that are highly innovative in comparison with current market standards.

Again with regard to the production of air conditioners, we shall emphasize that the E.U. has banned the use of the refrigerant gas R22 in the production of cooling appliances as of 01/06/2002 and for appliances with heat pumps as of 1/01/2004, within the framework of its policies to protect the ozone layer. The use of R22 continues to be allowed in the rest of the world.
The possible alternatives in Europe will be of two types: synthetic gases and natural gases. For years De' Longhi has relied on a sophisticated technology for employing natural gases, whose use is strongly supported by the public opinion and institutions concerned about protecting the environment.
In this context of regulatory change, De' Longhi's technological know-how should serve to strengthen its competitive advantage in the segment of portable air conditioners, where it has always enjoyed world leadership.
However, given the complex, evolving scenario which is subject to many technological and market factors that will determine future, final choices, the Group has decided to develop the different technological alternatives throughout its product range, being equipped with the resources, know-how and means needed to achieve this purpose.

In 2001 the Group's R&D costs amounted to 22.2 million Euros, with an incidence on net revenues of 1.9%; all R&D costs are carried as expenses in the Income Statement.
Considering the 13.5 million Euros invested in moulds, the total amounts to 35.7 million Euros, with an incidence on net revenues of almost 3%.

Investments and products

In 2001 the Group's commitment to research and development was concretely manifested in the launching of a series of new products to support the various product families in which the De' Longhi Group specialises:

- In the "Cooking and food preparation" segment, the traditional range of 12-litre ovens was broadened to include a "retro" model and the range of 28-litre ventilated ovens was enriched with functions such as a rotisserie and new user-friendly electronics for the USA and Canadian markets.
  The range of coffee machines with pumps was further reinforced by the introduction of a new electronic model featuring temperature control, new models for filter packets and a new middle-priced model. Kenwood successfully launched a new "bread maker" and extended its range of mixers.
  The Group increased its share of the important British market in almost every product segment, thanks above all to the new products.

- The "Air conditioning and air treatment" segment saw the introduction of a new air/air conditioner marketed with the Superclima brand and the development of "*telegate*" technology, thanks to which the functions of our air conditioners can be controlled through the Internet.

- In the "Heating" segment, the range of appliances featuring "ECC" intelligent electronics was broadened to include a fan heater, convector and radiator model.

- In the "Household products and ironing" segment, the Group renewed the range of electric brooms aimed at the Italian market with the introduction of high-performance motors on class A models and launched a new vacuum cleaner with a filtering system and multifunctional steam cleaners.

In 2001 the Group invested about 51.6 million Euros in advertising and communication. The campaigns were concentrated in the spring-summer (the cleaning and air conditioning season), and continued up to October both for small home appliances and dehumidification systems.
The advertising drive successfully backed the launching of the Colombina class A as well as the marketing efforts already undertaken in 2000 to promote the new Pinguino Air/water with turbopower, the dual oven, rotating deep fryers and wall-mounted air conditioners.
We also undertook press campaigns to promote small appliances, coffee machines in particular, and initiatives at points of sale to support climate control products and decision-making and small home appliances.
As regards the export market, we witnessed the launching of a new television format *"living innovation"*, with filmed spots on deep fryers and coffee machines which, besides focusing consumers' attention on the benefits deriving from De' Longhi products, promote an image of the De' Longhi brand that is consistent with the tradition of innovation distinguishing it, together with its design and the prestige of products made in Italy.
Ad hoc communication initiatives continued in Japan and the United States, while press advertising activities were also conducted in Eastern European countries.

Stock option plans

The month of July 2001 saw the implementation of the stock option plan approved by the Board of Directors on 12 June 2001, whose objectives include building up the loyalty of key resources by focusing their attention on medium- and long-term factors of success, and maintaining or improving the Group's competitiveness in the domestic and international market from the pay standpoint by introducing an economic variable correlated to the creation of value for the company and shareholders.
The option plan was carried out on the approval of the shareholders, who during the extraordinary general meeting of 18 April 2001 authorized the Board of Directors, for a period not to exceed five years, to undertake a paid increase in capital by issuing a maximum of 7,500,000 ordinary company shares
The initiative involved 63 Italian and foreign employees covering key positions within the Group, whom were assigned an overall total of about 6,900,000 options.
Entitlement to part of the options granted is conditional upon the holders' maintaining their working relationship with the Group; the remaining part, ranging from 40% to 50% of the total, is also conditional on the achievement of some of the goals defined within the framework of the 2001 – 2003 Strategic Plan, with regard to EBITDA and the ratio between Net Operating Capital and net total revenues.
Any options granted may be exercised by participants in the plan to an extent of 50% starting from 2004; the remaining50% may be exercised in the year 2005 and up to 28.02.2006, within the framework of the periods defined.

Corporate Governance

For information regarding Corporate Governance, the reader should refer to the report drawn up in accordance with Art. IA 2.12 of the Stock Exchange Regulatory Guidelines, which includes complete information about the implementation status of the Corporate Governance system. This report will be registered with the Italian Stock Exchange.

Shares held by Directors

Pursuant to art. 79 of Consob (Italian Securities and Exchange Commission) directive n. 11971 of 14/05/1999, we hereby provide information relative to the shares held by directors and auditors in De' Longhi S.p.A. and its subsidiaries.

Last and first name	Affiliate	Ownership as at 31/12/00	Purchases 2001	Sales 2001	Ownership As at 31/12/2001
De' Longhi Giuseppe	De' Longhi SpA	340	7,250	-	7,590
De' Longhi Giuseppe	Elba SpA	90	-	-	90
De' Longhi Fabio	De' Longhi SpA (*)	-	130,000	-	130,000
De' Longhi Fabio	De' Longhi Pinguino SA	1	-	-	1
Beraldo Stefano	De' Longhi SpA	-	15,500	-	15,500
Sandri Giorgio	De' Longhi SpA	-	30,000	-	30,000
Lanfranchi Massimo (statutory auditor)	De' Longhi SpA (*)	-	750	-	750

(*) shares held indirectly and/or through family members are also included

Business and relations with parent subsidiary, associated companies and related parties

In reference to Consob communications n. 97001574 dated 20/02/97 and n. 98015375 dated 27/02/98, which concern relations with Group companies and correlated parties, we note that all the transactions taking place fell within the scope of ordinary Group operations, with the exceptions already described in the explanatory notes, and were stipulated at normal market conditions.
Furthermore, no significant transactions of an atypical nature can be reported.

The effects deriving from De' Longhi's relations with parent, subsidiary and associated companies and correlated parties are summarised in the Explanatory Notes.

Euro

In 2001 the Parent Company and the other consolidated group companies completed their conversion to the Euro as the accounting currency.

Events subsequent To close of year

In the month of March 2002, we completed our acquisition of a 10% stake in Top Clima SL, a company boasting solid experience in the air-conditioning sector and current distributor of Climaveneta products in the Spanish market. The investment cost a total of 509 thousand Euros, and carries the option of increasing the stake up to a maximum of 50% by 30/06/2006.
The acquisition meets a dual objective, i.e. to stabilise the distribution of our products in the important Spanish market and to start production of air-conditioning systems in a factory belonging to the company AYRE SA, completely controlled by Top Clima SL.
More specifically, the product will be characterised by *"roof top"* technology, whose technical simplicity allows the cooling machine to be combined with an air treatment unit so that treated air can be distributed directly to the interiors.

Foreseeable prospects/progress in operations

The results of the first months of the current year, though they are not particularly indicative, given that they refer to the least favourable period of the year in terms of earnings (the heating and air-conditioning lines are not at the peak of their respective business seasons), confirm expectations of further significant growth compared to the same period of last year.

The process of integration with the Kenwood Group, which got under way in 2001 and brought some important benefits as a result of the synergies achieved, is only partly reflected in the Group's results of last year.
In 2002 the advantages gained will fully manifest themselves, especially as regards purchasing and reductions in costs.
Steel prices were down sharply from the previous year's average and this trend is likely to persist, also due to the recent introduction of customs barriers in the USA.

Treviso, March 27th 2002

On behalf of the Board of Directors
The Managing Director
Stefano Beraldo

development and construction costs to bring the project into commercial production, or to convert its 40% interest into a 15% carried interest giving it the right to eventually receive its share (15%) of the cash flow from operations after the reimbursement of capital invested.

Codelco (*Corporación Nacional del Cobre*), wholly-owned by the state of Chile, is the world's largest copper producer and one of the industry's most profitable companies.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSE) and American (AMEX) stock exchanges under the symbol "CBJ".

This press release contains certain "forward-looking statements", as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Such risks and uncertainties are disclosed under the heading "Risk Factors" in Cambior's 2000 Annual Report on Form 20-F filed as its Annual Information Form with the securities commissions of all provinces in Canada, and with the United States Securities and Exchange Commission, as well as the TSE and the Amex.

For additional information, please contact:

CAMBIOR INC.
<u>Investor Relations</u>
Robert LaVallière
Manager
Tel.: (450) 677-0040, extension 3314
Fax: (450) 677-3382
E-mail: info@cambior.com
Website: www.cambior.com
PR-2002-13

CAMBIOR COMMUNIQUÉ • COMMUNIQUÉ • COMMUNIQUÉ

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

PRESS RELEASE / COMMUNIQUÉ DE PRESSE
FOR IMMEDIATE RELEASE / POUR PUBLICATION IMMÉDIATE

Longueuil, May 2, 2002

CAMBIOR RECEIVES A RECEIPT FOR ITS PRELIMINARY SHORT FORM PROSPECTUS

Cambior Inc. announces that it received from the securities regulatory authorities in each of the provinces of Canada, a receipt dated today's date for its preliminary short form prospectus in connection with the unit offering of up to Cdn $60 million announced on April 30, 2002.

The preliminary short form prospectus will be featured shortly on the SEDAR website at *www.sedar.com*

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSE) and American (AMEX) stock exchanges under the symbol "CBJ".

* * * * *

Longueuil, le 2 mai 2002

CAMBIOR REÇOIT UN VISA POUR SON PROSPECTUS SIMPLIFIÉ PROVISOIRE

Cambior inc. annonce qu'elle a reçu des autorités réglementaires de chaque province canadienne, un visa en date d'aujourd'hui pour son prospectus simplifié provisoire dans le cadre de l'émission d'unités jusqu'à concurrence de 60 millions $ Can annoncée le 30 avril 2002.

Le prospectus simplifié provisoire apparaîtra prochainement sur le site internet de SEDAR au *www.sedar.com*

Cambior inc. est une société internationale aurifère avec des activités d'exploitation, de développement de projets et d'exploration dans les Amériques. Ses actions « CBJ » sont inscrites à la cote de la bourse de Toronto et de *l'American Stock Exchange* (AMEX).

-30-

For additional information, please contact / Pour renseignements additionnels, veuillez communiquer avec :
CAMBIOR INC.
<u>Investor Relations / Relations avec les investisseurs</u>
Robert LaVallière
Manager/Directeur
Tel.: (450) 677-0040, extension 3314 Fax: (450) 677-3382
E-mail: info@cambior.com Website: www.cambior.com

PR-2002-14

CAMBIOR COMMUNIQUÉ • COMMUNIQUÉ • **COMMUNIQUÉ**

PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, May 3, 2002

UNDERWRITERS EXERCISE THEIR OPTION

Cambior Inc. is pleased to announce that the syndicate of underwriters led by Sprott Securities Inc. and National Bank Financial Inc., and including Scotia Capital Inc. and Dundee Securities Corporation, exercised today their option to purchase an additional 9,090,909 units at Cdn $2.20 each, bringing the aggregate gross proceeds of the offering to Cdn $60 million (a total of 27,272,728 units at a price of Cdn $2.20 per unit).

Each unit will consist of one common share and one-half of one common share purchase warrant. Each whole warrant will be exercisable at a price of Cdn $3.00 for a period of 18 months from the closing date. The offering is scheduled to close on or about May 24, 2002 and is subject to certain conditions including, but not limited to, satisfactory due diligence and the receipt of all necessary approvals including the approval of The Toronto Stock Exchange.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSE) and American (AMEX) stock exchanges under the symbol "CBJ".

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

- 30 -

For additional information, please contact:

CAMBIOR INC.

Investor Relations
Robert LaVallière, Manager
Tel.: (450) 677-0040
Fax: (450) 677-3382
E-mail: info@cambior.com
Website: www.cambior.com

Cambior Inc.
MATERIAL CHANGE REPORT

BC Form 53-901F - *Securities Act* (British Columbia)
Form 27 - *Securities Act* (Alberta)
Form 25 - *Securities Act, 1988* (Saskatchewan)
Section 112 - *Securities Act* (Manitoba)
Form 27 - *Securities Act* (Ontario)
Section 76(2) - *Securities Act* (Newfoundland)
Form 27 - *Securities Act* (Nova Scotia)

1. **Reporting Issuer**

Cambior Inc. ("**Cambior**")

2. **Date of Material Change**

April 30, 2002

3. **Publication of Material Change**

A press release was issued on April 30, 2002. A copy of the press release is annexed hereto as Schedule "A".

4. **Summary of Material Change**

Cambior Inc. announced that it has entered into an agreement with a syndicate of underwriters led by Sprott Securities Inc. and National Bank Financial Inc. and including Scotia Capital Inc. and Dundee Securities Corporation, pursuant to which the underwriters have agreed to purchase 18,181,819 units ("Units") on a bought deal basis, at a price of Cdn $2.20 per Unit for gross proceeds to Cambior of Cdn $40 million. The underwriters have the option to purchase an additional 9,090,909 Units at Cdn $2.20 each at any time until two business days prior to the closing date for additional gross proceeds of Cdn $20 million. Each Unit will consist of one common share and one-half of one common share purchase warrant. Each whole warrant will be exercisable at a price of Cdn $3.00 for a period of 18 months from the closing date. The offering is scheduled to close on or about May 24, 2002 and is subject to certain conditions including, but not limited to, regulatory approval.

5. **Full Description of Material Change**

Please refer to the press release annexed hereto as Schedule "A" for a complete description of the change.

6. **Confidentiality of Information**

This report is not being filed on a confidential basis.

7. **Omitted Information**

Not applicable.

8. **Senior Officer**

Inquiries in respect of the material change referred to herein may be made to:

Marc Dagenais
Vice President, Legal Affairs and Corporate Secretary
Cambior Inc.
Tel.: (450) 677-0040
Fax: (450) 677-3382

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED this 6rd day of May, 2002.

Marc Dagenais
Vice President, Legal Affairs and Corporate Secretary

SCHEDULE A

CAMBIOR COMMUNIQUÉ • COMMUNIQUÉ • **COMMUNIQUÉ**

PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, April 30, 2002

CAMBIOR ANNOUNCES A UNIT OFFERING OF UP TO CDN $60 MILLION

Cambior Inc. is pleased to announce that it has entered into an agreement with a syndicate of underwriters led by Sprott Securities Inc. and National Bank Financial Inc. and including Scotia Capital Inc. and Dundee Securities Corporation, pursuant to which the underwriters have agreed to purchase 18,181,819 units ("Units") on a bought deal basis, at a price of Cdn $2.20 per Unit for gross proceeds to Cambior of Cdn $40 million. The underwriters have the option to purchase an additional 9,090,909 Units at Cdn $2.20 each at any time until two business days prior to the closing date for additional gross proceeds of Cdn $20 million. Each Unit will consist of one common share and one-half of one common share purchase warrant. Each whole warrant will be exercisable at a price of Cdn $3.00 for a period of 18 months from the closing date. The offering is scheduled to close on or about May 24, 2002 and is subject to certain conditions including, but not limited to, satisfactory due diligence and the receipt of all necessary approvals including the approval of The Toronto Stock Exchange.

USE OF PROCEEDS

A minimum of 50% of the gross proceeds of the Unit Offering shall be used by the Company to repay outstanding indebtedness of the Company under its Seconded Amended and Restated Credit Facility Agreement (the "Credit Facility") dated as of December 14, 2000, as amended with a syndicate of lenders. The balance of the net proceeds will be added to the working capital of the Company for general corporate purposes.

Furthermore, Cambior shall use its reasonable best efforts to renegotiate its hedge requirements under the Credit Facility and under its prepaid gold forward agreement in order to permit the Company to reduce the amount of its hedged gold production to be not more than 35% of its projected Loan Life production.

Louis P. Gignac, President and Chief Executive Officer, stated "we are pleased with the confidence expressed by the underwriters in Cambior's future prospects. This offering is part of our strategy to strengthen our financial position, increase our exposure to the gold price and rebuild shareholder value."

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of he securities in any State in which such offer, solicitation or sale would be unlawful.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSE) and American (AMEX) stock exchanges under the symbol "CBJ".

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

For additional information, please contact:

CAMBIOR INC.
Investor Relations, Robert LaVallière, Manager
Tel.: (450) 677-0040, Fax: (450) 677-3382 E-mail: info@cambior.com
Website: www.cambior.com

CAMBIOR COMMUNIQUÉ • COMMUNIQUÉ • COMMUNIQUÉ

PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, May 7, 2002
All amounts are expressed in US dollars

CAMBIOR ANNOUNCES ITS FIRST QUARTER FINANCIAL RESULTS

- *Gold production level maintained and direct mining costs lowered*
- *Niobium production increased*
- *Earnings of $1.5 million before non-hedge derivative losses*
- *15% decrease in total financial obligations*
- *Completion of a $17.3 million special warrants issue*
- *New Cdn $60 million unit offering on April 30, 2002*

FIRST QUARTER FINANCIAL RESULTS

For the first quarter ended March 31, 2002, revenues totaled $49.5 million, slightly higher than the corresponding quarter in 2001. The operating margin (EBITDA[1]) was $9.9 million (9¢ per share), a 52% increase over the corresponding quarter last year. EBITDA and revenues were higher due to the strong operating performance of the Canadian operations.

Cash flows from operating activities were $9.2 million (9¢ per share). No cash flows were recognized for the delivery of gold under the terms of the Prepaid Gold Forward Sale Agreement as the proceeds thereof were received on January 12, 2001. If the value of gold delivered was included, adjusted cash flows from operating activities were $12.2 million (11¢ per share) compared to $12.4 million (14¢ per share) for the corresponding quarter in 2001. The per share amount is lower due to an increase in the weighted average number of common shares outstanding following various private placements completed after the first quarter of 2001 and the special warrants issue completed in February 2002. As at the end of the first quarter of 2002, the Company had 126.2 million shares and 10.7 million listed warrants outstanding.

Cambior is making steady progress towards returning to profitability. Earnings, prior to the non-cash adjustment in the valuation of non-hedge derivative instruments, were $1.5 million (1¢ per share) compared to a loss of $5.3 million (6¢ per share) for the corresponding quarter of 2001. Including this unrealized adjustment, the Company incurred a net loss of $10.4 million (10¢ per share) compared to a net loss of $0.9 million (1¢ per share) in the corresponding period of 2001.

1 EBITDA: Earnings before interest, taxes, depreciation and amortization and unrealized non-hedge derivative gains/losses.

PRODUCTION HIGHLIGHTS

Production maintained and unit costs lowered

For the first quarter of 2002, gold production totaled 149,100 ounces at a direct mining cost of $207 per ounce, a slight decrease over the unit cost of the corresponding quarter in 2001. Niobium production in the first quarter was 429 tonnes compared to 364 tonnes for the first quarter of 2001, representing an 18% increase.

Production Highlights	**First Quarter ended March 31,**	
Cambior's share	**2002**	2001
(Ounces @ direct mining costs $/oz)		
Omai	**82,000 @ $206**	88,600 @ $213
Doyon Division	**58,100 @ $209**	55,000 @ $229
Sleeping Giant	**9,000 @ $204**	8,300 @ $205
Total Gold Production (ounces)	**149,100 @ $207**	151,900 @ $219
Niobium production (tonnes Nb)	**429**	364

The decrease in the first quarter's gold production at Omai was anticipated in the mining plan and is due to a lower grade milled resulting from the processing of an increased tonnage from the low-grade stockpile (0.7 g Au/t) and less tonnage from the higher grade ore in the Wenot pit. According to the mine plan, the Omai Mine is on target to produce 285,500 ounces of gold this year. For the next three years, Omai will be a significant generator of free cash flows.

The Doyon Division performed well in the first quarter to produce 58,100 ounces of gold at a direct mining cost of $209 per ounce, which represents 3,000 ounces more and $20 per ounce less than in the first quarter of 2001. This strong performance is explained by a higher tonnage extracted from the underground mines and a higher grade milled.

Due to a higher tonnage milled and a higher grade, the Sleeping Giant Mine performed well during the quarter with Cambior's share of gold production totaling 9,000 ounces at a direct mining cost of $204 per ounce. The higher grade is due to the discovery last year of high-grade gold lenses, in particular Zone 8. Some 15,000 metres of diamond drilling were completed during the first quarter, of which 7,000 metres were for exploration. Drilling from the 665 level has identified two ore structures located south west of Zone 8. Drilling below the 785-metre level confirmed the extension of Zone 8 at depth.

FINANCIAL HIGHLIGHTS

Rebuilding Value : Create financial capacity while reducing financial obligations

As of March 31, 2002, Cambior has reduced its financial obligations to $88 million from $100 million at the beginning of the year, which is consistent with its objective to aggressively pursue the reduction of its financial obligations and improve the restrictions placed on it by its lenders. The reduction is due to the net cash flows from operations and the completion of the special warrant offering in February.

(in millions of $)	March 31, 2002	December 31, 2001
Long-term debt	42.5	51.1
Deferred revenue	45.8	48.9
Financial obligations	88.3	100.0

Capital expenditures for the first quarter of 2002 totaled $8.0 million compared to $5.9 million for the corresponding quarter in 2001. This increase is mainly due to a $3 million deposit on the $5 million initial instalment required to acquire Golden Star Resources Ltd's interest in the Gross Rosebel project in Suriname. The Gross Rosebel transaction is expected to close in the second quarter of 2002. Investments were principally for underground exploration and development at the Doyon Division ($2.1 million), Omai Mine ($1.4 million) and Gross Rosebel Project ($3.4 million, including the $3.0 million deposit).

Due to the successful completion of the special warrant issue in February 2002, Cambior's cash and cash equivalents increased to $23 million and shareholders' equity was $117 million or $0.93 (Cdn $1.48) per share at March 31, 2002.

Unit offering announced on April 30, 2002

On April 30, 2002, the Company announced a unit offering of up to Cdn $60 million of which Cdn $40 million had been purchased by a syndicate of underwriters on a bought deal basis. On May 3, 2002, the underwriters exercised their option to purchase an additional Cdn $20 million, bringing the total of the offering to Cdn $60 million (a total of 27,272,728 units at a price of Cdn $2.20 per unit). Each unit will consist of one common share and one-half of one common share purchase warrant. Each whole warrant will be exercisable at a price of Cdn $3.00 for a period of 18 months from the closing date. The offering is scheduled to close on or about May 24, 2002. A minimum of 50% of the gross proceeds of the unit offering has to be used by the Company to repay outstanding indebtedness and the balance will be added to the working capital for general corporate purposes.

<u>**Revenue Protection Program and Gold Market**</u>

The beginning of 2002 has shown significant improvement in the gold price, with the price reaching a high of $313 per ounce on May 3, 2002. This improvement is due to several factors, including the recent weakness in the US dollar, the consistent demand for physical gold in Japan, the economic revival of certain large gold-consuming countries and the geo-political tensions and recent conflicts in the Middle East. During the quarter, gold averaged $290 per ounce, up $19 per ounce over the average price of gold in the fourth quarter of 2001.

In order to secure the net mine cash flows necessary to meet its financial obligations and satisfy bank covenants, the Company maintains a Revenue Protection Program for its gold operations.

During the first quarter, the Company realized a price of $289 per ounce corresponding with the average market price for the quarter.

The gold price at March 31, 2002 was $24 per ounce higher than at December 31, 2001 resulting in a negative adjustment of $11.9 million to the mark-to-market value for non-hedge derivative instruments which include call options and the variable volume forwards. This charge has no impact on cash flows and any future charges, either positive or negative, will decrease as these non-hedge derivative instruments either expire or with the delivery of the ounces under these optionalities. At March 31, 2002, the Company had gold commitments of 874,000 ounces at an average price of $320 per ounce with minimum delivery obligation of 261,000 ounces at $339 per ounce under these optional instruments. In order to avoid these non-cash adjustments in future, the Company has decided to minimize the use of these optionalities and the mark-to-market value of these instruments will become nil and have no further impact on the Company's earnings subsequent to 2004. During the first quarter of 2002, the quantity of gold included in the non-hedge derivative instruments declined by 6% and will continue to decline through 2002.

Coincident with the recently announced unit offering, Cambior shall use its reasonable best efforts to renegotiate its mandatory hedging convenants under its Credit Facilities in order to permit the Company to reduce the mandatory amount of its hedged gold production from 70% to 35% of its projected production up to December 31, 2005.

EXPLORATION AND RESERVE DEVELOPMENT

<u>**Rosebel Gold Project - Suriname**</u>

The Government of Suriname has agreed to modify certain terms of the 1994 Mineral Agreement governing the development and operation of the project. In addition, the Government of Suriname also agreed to sell power from the hydroelectric grid located some 18 kilometres from the project site. The preparation of the final feasibility study and the revisions of the Environmental Impact Assessment continued with the completion of these studies expected during the third quarter.

The Gross Rosebel project will benefit from a strong synergy with the Omai mine operations in the Guiana Shield and the Company plans to further optimize capital expenditures through the transfer of available equipment from the Omai mine. The Gross Rosebel project fits the corporate investment strategy and the Company is looking to begin construction on the Gross Rosebel project by the end of the year following the securing of necessary financing. The average annual gold production is forecast at 177,000 ounces with an average direct mining cost of $168 per ounce.

Cambior – Codelco Alliance In Peru

On May 1, 2002, Cambior announced the signing of a letter of intent establishing the terms and conditions for the creation of an alliance with Codelco, the world largest copper producer, to carry out exploration and development in three areas of Northern Peru.

Under this agreement, Codelco may earn a 50% interest in two groups of mineral property interests held by Cambior, one group located in the La Granja area of the Cajamarca department and one located in the Huamachuco region of the La Libertad department, by spending $1.5 million and completing 3,000 metres of drilling over a three-year period on each group of properties. In addition, Cambior and Codelco will also participate in a gold and base metal generative exploration joint venture in a third region of Northern Peru. This alliance will allow Cambior to aggressively pursue its exploration programs on the land holdings it acquired over the last seven years in Peru and allow Codelco to initiate its exploration activities in Peru.

Outlook

Louis P. Gignac, President and CEO of Cambior, stated "We are pleased with the performance of the Company's share price, which has almost tripled to date since the beginning of the year and the significant increase in our market capitalization. The recently announced Cdn $60 million unit offering indicates the confidence of the market in Cambior's future prospects. This offering is part of our strategy to strengthen our financial position, increase our exposure to the gold price and rebuild shareholder value".

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSE) and American (AMEX) stock exchanges under the symbol "CBJ".

* * * * *

This press release contains certain "forward-looking statements", as defined in the *United States Private Securities Litigation Reform Act of 1995*, that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Such risks and uncertainties are disclosed under the heading "Risk Factors" in Cambior's 2000 Annual Report on Form 20-F filed as its Annual Information Form with the securities commissions of all provinces in Canada, and with the United States Securities and Exchange Commission, as well as the TSE and the Amex.

For additional information, please contact:
CAMBIOR INC.
Investor Relations
Robert LaVallière
Manager
Tel.: (450) 677-0040, extension 3314
Fax: (450) 677-3382
E-mail: info@cambior.com - Website: www.cambior.com
PR-2002-16

CAMBIOR INC.

HIGHLIGHTS

(unaudited) *All amounts in US dollars*	First Quarter ended March 31, 2002	 2001
RESULTS *(in millions of $)*		
Total revenues	**49.5**	47.5
EBITDA[1]	**9.9**	6.5
Cash flows from operating activities	**9.2**	67.4
Adjusted cash flows from operating activities[2]	**12.2**	12.4
Earnings (Loss) before the undernoted items	**1.5**	(5.3)
Non-hedge derivative gains (losses)	**(11.9)**	4.4
Net loss	**(10.4)**	(0.9)
PER SHARE *($)*		
EBITDA [1]	**0.09**	0.07
Cash flows from operating activities	**0.09**	0.76
Adjusted cash flows from operating activities[2]	**0.11**	0.14
Earnings (Loss) before the undernoted items	**0.01**	(0.06)
Non-hedge derivative gains (losses)	**(0.11)**	0.05
Net loss	**(0.10)**	(0.01)
Weighted average number of common shares outstanding (in millions)	**107.3**	88.7
GOLD PRODUCTION		
Number of ounces produced (000)	**149**	152
Number of ounces sold (000)	**156**	169
Accounting realized price ($ per ounce)	**289**	281
Average market price ($ per ounce)	**290**	264
Direct mining cost ($ per ounce)	**207**	219
FINANCIAL POSITION *(in millions of $)*	**March 31, 2002**	**December 31, 2001**
Cash and cash equivalents	**23**	15
Total assets	**252**	252
Total debt	**43**	51
Deferred revenue	**46**	49
Shareholders' equity	**117**	112

(1) Earnings before interest, taxes, depreciation and amortization and unrealized non-hedge derivative gain/losses. (Note 9 of the notes to consolidated financial statements).

(2) Cash flows from operating activities are presented without the deferred revenue.

CAMBIOR INC.

GOLD PRODUCTION STATISTICS	First Quarter ended March 31,	
(unaudited)	2002	2001
Omai (100%)		
Production (ounces)	**82,000**	88,600
Tonnage milled (t)	**1,931,200**	1,942,000
Grade milled (g Au/t)	**1.42**	1.53
Recovery (%)	**93**	93
Direct mining costs ($ per tonne milled)	**8.77**	9.74
Direct mining costs ($ per ounce)	**206**	213
Depreciation ($ per ounce)	**39**	53
Doyon Division (1)		
Production (ounces)	**58,100**	55,000
Tonnage milled (t)		
Underground mines	**311,400**	291,700
Low grade stockpile	**8,200**	48,800
Total	**319,600**	340,500
Grade milled (g Au/t)		
Underground mines	**6.0**	6.0
Low grade stockpile	**1.0**	1.0
Average	**5.9**	5.3
Recovery (%)	**96**	96
Direct mining costs ($ per tonne milled)	**38**	37
Direct mining costs ($ per ounce)	**209**	229
Depreciation ($ per ounce)	**64**	71
Sleeping Giant (50%)		
Production (ounces)	**9,000**	8,300
Tonnage milled (t)	**28,100**	27,600
Grade milled (g Au/t)	**10.3**	9.6
Recovery (%)	**97**	97
Direct mining costs ($ per tonne milled)	**65**	62
Direct mining costs ($ per ounce)	**204**	205
Depreciation ($ per ounce)	**44**	66
TOTAL GOLD PRODUCTION (ounces)	**149,100**	151,900
DIRECT MINING COSTS ($ per ounce)	**207**	219

CONSOLIDATED GOLD PRODUCTION COSTS
($ per ounce)

Direct mining costs	**207**	219
Refining and transportation	**2**	2
By-product credits	**(2)**	(1)
Operating costs	**207**	220
Royalties	**9**	8
Total cash costs	**216**	228
Depreciation	**49**	60
Reclamation	**3**	3
Total production costs	**268**	291

METAL PRODUCTION
Niobec (50 %)

Production of Ferroniobium (tonnes Nb)	**429**	364

(1) Includes the Doyon and Mouska mines.

FIRST QUARTER 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with Management's Discussion and Analysis (MD&A) for the year ended December 31, 2001, the Company's annual audited consolidated financial statements, the notes relating thereto, supplementary financial information contained in the Company's Annual Report, and the quarterly financial statements and notes contained in this report.

During the first quarter of 2002, the Company continued its efforts to rebuild shareholder value. Specific achievements included:

- Completion of public financing for net proceeds of $15.9 million ;
- Reduction in financial obligations by $11.6 million to $88.3 million;
- Strong performance of operations, surpassing the 2002 budget; and
- Continued investment program to increase ore reserves and develop the Gross Rosebel Project.

CONSOLIDATED OPERATIONS

For the first quarter of 2002, gold production totalled 149,100 ounces compared to 151,900 ounces produced during the corresponding quarter in 2001. Cambior's share of production from the Niobec mine amounted to 429 tonnes of niobium, a 18 % increase over the same period last year and resulted in an increase of $1.1 million in profit. Revenues totalled $49.5 million as compared to $47.5 million for the corresponding quarter of 2001. EBITDA[1] was $9.9 million as compared to $6.5 million for the corresponding quarter of 2001. Higher realized gold price per ounce sold, higher niobium sales and lower mine operating costs contributed to the revenue and EBITDA increase in 2002.

The strong operating performance during the first quarter of 2002 has allowed Cambior to realize a profit, prior to adjustments for non-hedge derivative gains/losses, of $1.5 million compared to a loss of $5.3 million during the first quarter of 2001. Non-cash accounting adjustments due to unrealized loss on non-hedge derivative instruments and others of $11.9 million resulted in a net loss of $10.4 million ($0.10 per share) (see Revenue Protection Program) compared to a net loss of $0.9 million ($0.01 per share) for the corresponding period in 2001.

EXPENSES

Mine operating costs in the first quarter of 2002 totalled $37.6 million, compared to $39.3 million incurred during the corresponding quarter of 2001. In terms of costs per ounce, direct mining costs were $207 per ounce in 2002, lower than the $219 per ounce of 2001. The operating statistics for the gold operations are as follows:

	First Quarter ended March 31,			
	2002		2001	
	Ounces	**Direct mining cost ($/ounce)**	Ounces	Direct mining cost ($/ounce)
Omai mine	**82,000**	**206**	88,600	213
Doyon Division	**58,100**	**209**	55,000	229
Sleeping Giant mine (50%)	**9,000**	**204**	8,300	205
	149,100	**207**	151,900	219

(1) Earnings before interest, taxes, depreciation and amortization and unrealized non-hedge derivative gains/losses. (Note 9 of the notes to consolidated financial statements).

Depreciation, depletion and amortization amounted to $7.7 million for the first quarter of 2002 compared to $9.7 million in the corresponding quarter of 2001.

The decrease in financial expenses from $2.2 million in the first quarter of 2001 to $0.7 million during the first quarter 2002 is attributable to the debt reduction.

Benefitting from significant tax pools and losses, the Company is not subject to tax on its earnings. The Company is, however, liable for capital taxes and taxes on large corporations in Canada.

REVENUE PROTECTION PROGRAM AND GOLD MARKET

The Company is required to maintain a Revenue Protection Program under the terms of the 2001 Credit Facility. This program ensures that adequate cash flows are generated to meet the Company's financial obligations.

During the first quarter of 2002, the Company realized a price of $289 per ounce of gold sold compared to a realized price of $281 per ounce in the same period last year. The gold market price during the period average $290 ($264 in 2001) per ounce.

The Company obtains an independent valuation of its portfolio of gold commitments at each reporting period. The market value is dependent on the market price, the rate of interest, the gold lease rate and volatility. The transactions for which the quantity, price and timing of delivery are fixed (forwards and prepaid gold forwards), are accounted for under the hedge accounting method. Transactions in which there is no certainty for one or more of its key components (price, delivery date, quantity) are treated as "non-hedge derivatives" and the variation in the mark-to-market valuations is included in the Consolidated Statement of Operations. This valuation can cause a significant variation in the earnings from one end of period to the other. Because the Company has decided to minimize the use of optionalities, no accounting adjustments caused by the mark-to-market fluctuations of optionalities are expected to impact earnings after 2004.

Due to an increase in the closing price of gold from $277 per ounce on December 31, 2001 to $301 per ounce on March 31, 2002, the mark-to-market value of these non-hedge derivatives has been reduced by $11.6 million. This charge has no impact on cash flows. At March 31, 2002, the Company had gold commitments of 874,000 ounces at an average price of $320 per ounce with minimum delivery obligations of 261,000 ounces at $339 per ounce under these optional instruments, which is higher than the $301 an ounce market price at March 31, 2002. As at March 31, 2002, optionalities declined by 6% from the beginning of the year.

At March 31, 2002, the Company had minimum delivery obligations of 1,224,000 ounces at a price of $298 per ounce and total commitments of 1,837,000 ounces at a price of $303 per ounce. These commitments include the optionalities described above.

The estimated mark-to-market position of the Company's total commitments is summarized as follows:

	March 31, 2002	December 31, 2001	March 31, 2001	December 31, 2000
Closing gold market price ($/oz)	301	277	258	273
Mark-to-market value of hedge derivatives and Prepaid Gold Forward instruments (M$)	(23.5)	(1.0)	6.4	0.7
Mark-to-market value of non-hedge derivative instruments recognized in the balance sheet (M$)	(6.3)	5.3	10.5	6.1
Estimated mark-to-market value – Revenue protection program (M$)	(29.8)	4.3	16.9	6.8

	First Quarter ended March 31, 2002	2001
Impact on earnings of non-hedge derivative instruments (M$)		
Mark-to-market value at the end of period	**(6.3)**	10.5
Mark-to-market value at the beginning of period	**5.3**	6.1
Non-hedge derivative gains (losses)	**(11.6)**	4.4

The negative $6.3 million mark-to-market value recognized on the balance sheet will fluctuate in accordance with market conditions for the price of gold, volatility, interest rates and expiring at each end of period. The Company has indicated that it will minimize the will use of these instruments in the future and that the effect on earnings will be completed at the end of 2004. The expiry schedule of the variable volume forwards and the call options is as follows:

2002	59.2%
2003	21.2%
2004	19.6%
	100.0%

CASH FLOWS FROM OPERATING ACTIVITIES

For the first quarter of 2002, cash flows from operating activities were $9.2 million (9¢ per share) compared to $67.4 million (76¢ per share) in the same period of 2001. The difference is mainly due to the receipt of the $55.0 million proceeds from the prepaid gold forward agreement (deferred revenue) in 2001, and the non-cash delivery of $3.1 million in gold in 2002.

INVESTMENTS

Investing activities for the first quarter of 2002 totalled $8.0 million compared to $5.9 million for the same period last year. Investments were principally for underground development at the Doyon Division ($2.1 million), deferred stripping costs at Omai ($1.4 million) and the initial partial payment ($3.0 million) for the acquisition of an additional 50% interest in the Gross Rosebel project.

Gross Rosebel project

During the first quarter, the Company continued to secure necessary authorisations and fulfill the conditions necessary to complete the acquisition of the remaining 50% interest in Gross Rosebel. The transaction is expected to close in the second quarter and Cambior will be required to disburse the $2 million balance on the initial acquisition price payment. In addition, contracts were concluded to perform engineering and design work to complete the Project feasibility by the end of July.

The Company is also negotiating for the funding of the Project, which is expected to be entering the development and construction phase during the fourth quarter of 2002.

FINANCING ACTIVITIES

Benefitting from improved market conditions and a higher share price, Cambior completed a private placement for gross proceeds of $17.3 million (Cdn $27.8 million). The financing include the sale of 21,346,154 units which consisted of one common share and one half warrant. Each whole warrant entitles the holder to acquire one common share of Cambior at a price of Cdn $1.70 until February 27, 2003. In connection with the financing, the Company granted compensation options to the underwriters valued at approximately $0.3 million to purchase 1,067,308 additional units (each being comprised of one share and one-half warrant) at Cdn $1.30.

Cambior reduced its financial obligations by delivering ounces of gold against its prepaid gold forward sale agreement and reducing the term loan by $1.25 million in accordance with its terms. Benefitting from adequate cash reserves on hand, the Company reimbursed $7.3 million under its revolving loan facility. At quarter end, the Company had $10 million available under its revolving facility which is due at December 31, 2005.

SUBSEQUENT EVENTS

Unit offering of Cdn $60 million

On April 30, 2002, Cambior announced that it has entered into an agreement with a syndicate of underwriters, pursuant to which the underwriters have agreed to purchase 18,181,819 units ("Units") on a bought deal basis, at a price of Cdn $2.20 per Unit for gross proceeds to Cambior of Cdn $40 million. On May 3, 2002, the underwriters exercised their option to purchase an additional 9,090,909 Units at Cdn $2.20 per Unit for additional gross proceeds of Cdn $20 million. Each Unit will consist of one common share and one-half of one common share purchase warrant. Each whole warrant will be exercisable at a price of Cdn $3.00 for a period of 18 months from the closing date.

Under the terms of the Underwriting Agreement :

- A minimum of 50% of the gross proceeds of the Unit offering shall be used by the Company to repay outstanding indebtedness under its 2001 Credit facility and the balance will be added to the working capital of the Company for general corporate purposes; and
- Cambior shall use its reasonable best efforts to renegotiate its mandatory hedging convenants under its Credit Facilities in order to permit the Company to reduce the mandatory amount of its hedged gold production from 70% to 35% of its projected production up to December 31, 2005.

The offering is scheduled to close on or about May 24, 2002.

RISKS

By the very nature of its activities, the Company is subject to various financial, operational and political risks in the normal course of business. While the Company assesses and minimizes these risks by applying high operating standards, including the careful managing and planning of its facilities, hiring qualified personnel and developing their skills through training and development programs, establishing and maintaining internationally-recognized standards, independent audits and the purchase of insurance policies, these risks cannot be eliminated. Thus, readers are urged to read and consider the risk factors more particularly described in the Company's Annual Report and its Annual Information Form.

CAMBIOR INC.

CONSOLIDATED OPERATIONS *(in thousands of US dollars)* (unaudited)	**First Quarter ended March 31,** **2002** *$*	2001 *$*
REVENUES		
Mining operations	**49,394**	47,298
Investments and other income	**63**	221
	49,457	47,519
EXPENSES		
Mining operations	**37,582**	39,262
Depreciation, depletion and amortization	**7,680**	9,674
Exploration and business development	**728**	402
General and administrative	**1,258**	1,370
Financial expenses	**655**	2,151
	47,903	52,859
Earnings (Loss) before the undernoted items	**1,554**	(5,340)
Non-hedge derivative gains (losses) and other	**(11,929)**	4,430
Income and mining taxes	**(57)**	(15)
Net loss	**(10,432)**	(925)
Basic and diluted loss per share (in dollars)	**(0.10)**	(0.01)
Weighted average number of common shares outstanding (in thousands)	**107,276**	88,730

CONSOLIDATED DEFICIT *(in thousands of US dollars)* (unaudited)	**First Quarter ended March 31,** **2002** $	2001 $
DEFICIT		
Balance, beginning	**(117,876)**	(109,374)
Net loss	**(10,432)**	(925)
Share and warrants issue expenses, net of income taxes	**(1,679)**	(77)
Balance, ending	**(129,987)**	(110,376)

CAMBIOR INC.

CONSOLIDATED CASH FLOWS
(in thousands of US dollars)

(unaudited)	First Quarter ended March 31, 2002 $	2001 $
OPERATING ACTIVITIES		
Net loss	(10,432)	(925)
Deferred revenue (Note 4)	-	55,000
Non-cash items:		
Depreciation, depletion and amortization	7,680	9,674
Deferred gains	(170)	2,284
Deferred revenue – Delivery of gold on the prepaid forward (Note 4)	(3,056)	-
Future income and mining taxes	-	(84)
Non-hedge derivative gains (losses) and other	11,929	(4,430)
Provision for environmental obligations	467	451
Other	48	108
	6,466	62,078
Changes in non-cash working capital items	2,710	5,292
Cash flows from operating activities	9,176	67,370
INVESTING ACTIVITIES		
Investments	11	36
Property, plant and equipment	(8,043)	(5,545)
Discontinued operations	-	(368)
Cash flows used in investing activities	(8,032)	(5,877)
FINANCING ACTIVITIES		
Long-term debt – Borrowings	-	63,523
Long-term debt – Repayments	(8,561)	(118,575)
Deferred charges	-	(2,085)
Shares and warrants issued net of issue expenses	15,933	(77)
Cash flows from (used in) financing activities	7,372	(57,214)
Foreign exchange gain on cash held in foreign currency	160	191
Net increase in cash and cash equivalents	8,676	4,470
Cash and cash equivalents, beginning of period	14,586	3,548
Cash and cash equivalents, end of period	23,262	8,018

CAMBIOR INC.

CONSOLIDATED BALANCE SHEETS *(in thousands of US dollars)*	**March 31, 2002** ***$*** ***(unaudited)***	December 31, 2001 *$* *(audited)*
ASSETS		
Current assets		
Cash and cash equivalents	**23,262**	14,586
Accounts receivable	**2,710**	3,134
Settlements receivable	**2,687**	2,471
Production inventories	**5,420**	8,001
Supplies inventory and prepaid expenses	**18,773**	19,185
	52,852	47,377
Investments	**1,921**	1,934
Property, plant and equipment	**195,091**	194,683
Deferred charges	**2,294**	2,448
Fair-value of non-hedge derivatives (Note 5)	**-**	5,330
	252,158	251,772
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	**22,283**	22,609
Current portion of long-term debt	**8,897**	5,147
Current portion of deferred revenue	**12,222**	12,222
Current portion of deferred gains	**3,581**	3,661
	46,983	43,639
Long-term debt (Note 3)	**33,619**	45,930
Deferred revenue (Note 4)	**33,611**	36,667
Deferred gains	**408**	498
Provision for environmental obligations and other	**13,995**	13,505
Fair-value of non-hedge derivatives (Note 5)	**6,271**	-
	134,887	140,239
SHAREHOLDERS' EQUITY		
Capital stock	**244,339**	226,727
Contributed surplus	**23,047**	23,047
Deficit	**(129,987)**	(117,876)
Cumulative translation adjustment	**(20,128)**	(20,365)
	117,271	111,533
	252,158	251,772

Subsequent events (Note 11).

NOTES AND COMMENTS TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and do not include all the information required for complete financial statements. They are consistent with the policies outlined in the Company's audited consolidated financial statements and should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2001. When necessary, the financial statements include amounts based on informed estimates and best judgements of management.

2. CHANGE IN ACCOUNTING POLICY

On January 1, 2002, the Company adopted retroactively the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments". This Section defines recognition, measurement and disclosure standards for stock-based compensation to non-employees and employees. These standards define a fair value-based method of accounting and encourage entities to adopt this method of accounting for its stock-based employees compensation plans. Under this method, compensation cost should be measured at the grant date based on the fair value of the award and should be recognized over the related service period. An entity that does not adopt the fair value method of accounting for its awards granted to employees is required to include in its financial statements pro forma disclosures of net earnings and earnings per share as if the fair value method of accounting had been applied.

The Company has adopted the latter alternative treatment. The supplementary information required by this new Section is presented in note 6.

3. LONG-TERM DEBT

The long-term debt position is summarized as follows:

	March 31, 2002 *$000*	December 31, 2001 *$000*
2001 Credit facility		
Term loan	**41,745**	42,994
Revolving loan	**-**	7,275
	41,745	50,269
Obligations under capital lease	**771**	808
	42,516	51,077
Current portion	**8,897**	5,147
Long-term portion	**33,619**	45,930

The 2001 Credit facility consists of a $55,000,000 non-revolving term loan with a maturity date of December 31, 2005 and a $10,000,000 revolving loan due on December 31, 2005. The 2001 Credit facility interest rate is at LIBOR rate + 2% to 3% based on the quarterly calculation of the Loan Life Protection Ratio (4.25 % at March 31, 2002 and 4.99% at December 31, 2001).

Under the 2001 Credit facility, the Company is required to establish a revised Mandatory Hedging Program (the "Program") whereby it must ensure that:

i) total gold delivery commitments do not exceed 90% of its proven and probable mineral reserves,

ii) total gold delivery commitments do not exceed 100% of its estimated production (net of royalties) during the loan period; and

iii) sufficient hedges are in place to cover a minimum of 70% of its estimated net future gold production during the loan period at a minimum average hedged gold price of $290 per ounce.

3. LONG-TERM DEBT (continued)

The 2001 Credit facility is secured by a first-ranking fixed charge hypothec on the Doyon and Mouska mines and the Company's 50% interest in each of the Sleeping Giant and Niobec mines, a specific pledge on shares of Omai Gold Mines Limited held by Cambior and shares in the Company's US subsidiaries, and a general security on all other assets of the Company.

At March 31, 2002, the minimum reimbursements on the long-term debt for the coming years are as follows:

Year of repayment	Term loan $000	Obligations under capital leases $000	Total $000
2002 (9 months)	3,750	110	3,860
2003	20,000	147	20,147
2004	17,995	147	18,142
2005	-	147	147
2006	-	147	147
2007	-	73	73
	41,745	771	42,516

4. DEFERRED REVENUE

On January 12, 2001, Cambior entered into a $55,000,000 prepaid gold forward sale agreement (the "agreement") with a financial institution, whereby Cambior is committed to deliver an aggregate of 233,637 ounces of gold in equal monthly deliveries commencing July 2001 to December 2005. The cash proceeds from this prepaid sale was accounted for as deferred revenue.

The deliveries of gold under the prepaid gold forward agreement for the coming years are as follows:

	Number of ounces	$
2002 (9 months)	38,939	9,167
2003	51,919	12,222
2004	51,919	12,222
2005	51,919	12,222
	194,696	45,833
Current portion	51,919	12,222
Long-term portion	142,777	33,611

As at December 31, 2001, the estimated mark-to-market value of the agreement is negative $9,028,000, which is not accounted for in the balance sheet.

5. REVENUE PROTECTION PROGRAM

a) Gold sales and deliveries

The Company's gold sales and delivery commitments, with the financial counter-parties, as at March 31, 2002 are as follows:

		2002 (9 months)	2003	2004	2005	2006	2007	Total
FORWARDS								
Quantity	(000 ozs)	74	307	143	86	102	56	**768**
Average price	($/oz)	289	286	303	303	323	350	**301**
PREPAID GOLD FORWARDS (Note 4)								
Quantity	(000 ozs)	39	52	52	52	-	-	**195**
Average price	($/oz)	235	235	235	235	-	-	**235**
VARIABLE VOLUME FORWARDS[(1)(3)]								
Minimum quantity	(000 ozs)	46	68	51	68	28	-	**261**
Average price	($/oz)	332	336	338	342	346	-	**339**
MINIMUM DELIVERY OBLIGATIONS								
Quantity	(000 ozs)	159	427	246	206	130	56	**1,224**
Average price	($/oz)	288	288	296	299	328	350	**299**
CALL OPTIONS SOLD[(2)]								
Quantity	(000 ozs)	273	10	96	-	-	-	**379**
Average price	($/oz)	296	300	300	-	-	-	**297**
VARIABLE VOLUME FORWARDS[(1)(3)]								
Variable quantity	(000 ozs)	44	60	45	60	25	-	**234**
Average price	($/oz)	332	336	338	342	346	-	**338**
TOTAL DELIVERY COMMITMENTS								
Quantity	(000 ozs)	476	497	387	266	155	56	**1,837**
Average price	($/oz)	297	294	302	308	331	350	**303**

(1) The Variable Volume Forward (VVF) position is for a nominal quantity of 328,297 ounces maturing at fixed delivery dates from April 2002 to May 2006. The delivery dates and strike prices are fixed, but the quantity to be delivered during any specific month may vary from a minimum of 80% (shown as minimum quantity in the table) up to a maximum of 150% of the nominal quantity based on a spot gold price ranging from $276 per ounce to $360 per ounce. Monthly test dates are set between April 2002 and May 2004.

Each increase of $1 per ounce in gold price above $276, at each monthly test date, will increase by 59 ounces per fixed period the minimum quantity of the VVF positions up to 5,000 ounces per period and has been recognized as a delivery commitment on the table.

(2) The Company's contingent delivery obligations under the call options sold contracts will only take effect if the gold price is above the strike price of the relevant contract at its maturity date.

(3) Certain call options sold, forwards and VVF positions, totalling 936,386 ounces, include a swap of the gold lease rate for the duration of the contracts. Pursuant to the swap agreements, the Company pays the floating gold lease rate and the counter-parties pay a fixed rate of 1.25% to 1.75% per annum.

(4) At March 31, 2002, the estimated mark-to-market value of Cambior's gold sales and deliveries commitments calculated at a spot price of $301 per ounce ($277 per ounce at December 31, 2001) is the following:

	March 31, 2002 $000	December 31, 2001 $000
Forwards and prepaid gold forward	**(23,500)**	(1,016)
VVF and call options sold (accounted for in the balance sheet as fair value of non- hedge derivatives)	**(6,271)**	5,330
	(29,771)	4,314

As part of the Program, Cambior can roll forward its contracts up to the final maturity date of the 2001 Credit facility and is not subject to margin calls.

5. REVENUE PROTECTION PROGRAM (continued)

b) Foreign exchange contracts

The Company's Canadian dollar hedging commitments as at March 31, 2002 are as follows:

		2002 (9 months)	2003	2004	2005	Total
Spot Deferred						
US dollars	($000)	10,668	-	-	-	10,668
Exchange rate		1.4383	-	-	-	1.4383
Fixed Forwards						
US dollars	($000)	42,034	58,208	36,422	16,039	152,703
Exchange rate		1.5621	1.5564	1.5654	1.5571	1.5602
Total						
US dollars	($000)	52,702	58,208	36,422	16,039	163,371
Exchange Rate		1.5371	1.5564	1.5654	1.5571	1.5522

The Company is committed through foreign exchange contracts to deliver US $163,371,000 at an average exchange rate of Cdn $1.5522. The foreign exchange spot deferred contracts have a delivery date that may be deferred up to July 2003, at the Company's discretion, and their value varies based on time and interest rates.

As at March 31, 2002, the fair value loss of the foreign exchange contracts is $5,118,000. This amount was not accounted for in the consolidated statement of operations as the commitments of the Company to deliver US dollars are treated as a hedge instrument.

6. ACCOUNTING FOR COMPENSATION PLANS

The Company measures compensation costs related to awards of stock options using the intrinsic value based method of accounting. The Company is required to make pro forma disclosures of net earnings (loss), earnings (loss) per share and diluted earnings (loss) per share as if the fair value based method of accounting had been applied. The fair value of options granted was estimated using the Black-Scholes option-pricing model, taking into account an expected life of 5 years, a semi-annual risk-free interest rate of 5.06% in 2001 and a volatility of 95% in 2001. A compensation charge is amortized over the vested period. The Company has not granted any options during the first quarter ended March 31, 2002.

Accordingly the Company's net loss and basic and diluted net loss per share would have been increased on a pro forma basis as follows:

	First quarter ended March 31,			
	2002		2001	
	Actual	**Pro forma**	Actual	Pro forma
Net loss	(10,432)	(10,539)	(925)	(1,189)
Basic and diluted net loss per share ($)	(0.10)	(0.10)	(0.01)	(0.01)

The weighted average fair value of options granted in 2001 was $0.25.

7. SEGMENTED INFORMATION

The Company operates four gold mines: Omai, located in Guyana; Doyon, which includes the Mouska mine, and Sleeping Giant (50% ownership through a joint venture), located in Québec, Canada. The Company is also a 50% owner, through a joint venture, of the Niobec mine, a niobium operation located in Québec, Canada.

	Omai *$000*	Doyon *$000*	Sleeping Giant *$000*	Niobec *$000*	Discontinued Operations *$000*	Corporate and others *$000*	Total *$000*
First Quarter ended March 31, 2002							
Revenues – Mining operations	24,178	16,625	2,627	5,964	-	-	49,394
Investments and other income	-	-	-	-	-	63	63
Financial expenses	718	-	(9)	-	-	(54)	655
Depreciation, depletion and amortization	3,206	3,712	398	218	-	146	7,680
Divisional earnings (loss)	1,486	595	395	1,434	-	(2,356)	1,554
Capital expenditures	1,417	2,147	325	360	-	3,783	8,032
Property, plant and equipment	56,371	88,136	4,175	12,136	-	34,273	195,091
Divisional assets	72,709	92,009	4,745	18,676	-	64,019	252,158
First Quarter ended March 31, 2001							
Revenues – Mining operations	25,440	15,038	2,289	4,531	-	-	47,298
Investments and other income	11	77	-	-	-	133	221
Financial expenses	1,697	-	-	-	-	454	2,151
Depreciation, depletion and amortization	4,717	3,889	544	359	-	165	9,674
Divisional earnings (loss)	(1,570)	(1,475)	39	320	-	(2,654)	(5,340)
Capital expenditures	2,284	2,220	383	222	368	400	5,877
Property, plant and equipment	69,181	96,784	4,493	12,095	14,379	29,359	226,291
Divisional assets	91,544	99,757	4,945	18,416	14,379	51,409	280,450

Reconciliation of reportable operating divisional earnings (loss) to net loss is as follows:

	First Quarter ended March 31, **2002** ***$000***	 2001 *$000*
Divisional earnings (loss)	**3,910**	(2,686)
Corporate and others	**(2,356)**	(2,654)
	1,554	(5,340)
Non-hedge derivative gains (losses) and other	**(11,929)**	4,430
Income and mining taxes	**(57)**	(15)
Net loss	**(10,432)**	(925)

8. EARNINGS PER SHARE

The following number of equity instruments was not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the periods presented.

	March 31, 2002 Number of instruments (000)	March 31, 2001 Number of instruments (000)
Options	**4,750**	5,087
Warrants	**18,524**	6,300
	23,274	11,387

9. EBITDA

Earnings before interest, taxes, depreciation and amortization, non-hedge derivative gains (losses) and other are summarized as follows:

	First Quarter ended March 31,	
	2002	2001
	$000	*$000*
Net loss	**(10,432)**	(925)
Add (Deduct):		
Non-hedge derivative gains (losses) and other	**11,929**	(4,430)
	1,497	(5,355)
Depreciation, depletion and amortization	**7,680**	9,674
Financial expenses	**655**	2,151
Income and mining taxes	**57**	15
EBITDA	**9,889**	6,485

10. ADJUSTED CASH FLOWS FROM OPERATING ACTIVITIES

	First Quarter ended March 31,	
	2002	2001
	$000	$000
Cash flows from operating activities	**9,176**	67,370
Adjustments:		
Deferred revenue	**-**	(55,000)
Deferred revenue - Delivery of gold on the prepaid forward	**3,056**	-
	3,056	(55,000)
Adjusted cash flows from operating activities	**12,232**	12,370

11. SUBSEQUENT EVENTS

Unit offering of Cdn $60,000,000

On April 30, 2002, Cambior announced that it has entered into an agreement with a syndicate of underwriters, pursuant to which the underwriters have agreed to purchase 18,181,819 units ("Units") on a bought deal basis, at a price of Cdn $2.20 per Unit for gross proceeds to Cambior of Cdn $40,000,000. On May 3, 2002, the underwriters exercised the option to purchase an additional 9,090,909 Units at Cdn $2.20 per Unit for additional gross proceeds of Cdn $20,000,000. Each Unit will consist of one common share and one-half of one common share purchase warrant. Each whole warrant will be exercisable at a price of Cdn $3.00 for a period of 18 months from the closing date. The offering is scheduled to close on or about May 24, 2002.

Issuance of securities

During April 2002, 754,000 common shares were issued following the exercise of warrants outstanding at the end of March 2002, for total proceeds of $350,000 (Cdn $570,000).

12. ADDITIONAL INFORMATION

Foreign exchange rates were as follows:

Cdn $/US $		**2002**	2001
March 31	(Closing)	**1.5942**	1.5763
December 31	(Closing)	-	1.5928
First Quarter	(Average)	**1.5946**	1.5280

The number of common shares outstanding at the following dates were:

May 7, 2002	127,004,000 shares
March 31, 2002	126,250,000 shares
December 31, 2001	104,904,000 shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMBIOR INC.

Date: May 7, 2002

By: ______________________
Marc Dagenais
Vice President, Legal Affairs and
Corporate Secretary